EXHIBIT 99.1

Lifeway Foods® Announces Record Results for the First Quarter Ended March 31, 2024

Net sales of $44.6 million; up 17.8% year-over-year driven by volume growth of Lifeway Kefir

18th consecutive quarter of year-over-year growth

Delivers 410 basis points of gross profit margin expansion

Morton Grove, IL — May 14, 2024 — Lifeway Foods, Inc. (Nasdaq: LWAY) (“Lifeway” or “the Company”), a leading U.S. supplier of kefir and fermented probiotic products to support the microbiome, today reported financial results for the first quarter ended March 31, 2024.

“Following our tremendous results in 2023, I am thrilled to report yet another record-breaking quarter on the topline to kick off 2024,” commented Julie Smolyansky, President and Chief Executive Officer of Lifeway Foods. “Driven by volume growth in our flagship Lifeway drinkable kefir, we delivered our highest ever quarterly net sales of $44.6 million in the first quarter, up nearly 18% year-over-year, as our strategic sales and marketing investments continue to accelerate our sales velocities, grow awareness and win new consumers seeking better-for-you, premium products at a great value. This marked our 18th consecutive quarter of growth and 4th consecutive quarter reporting record net sales, which demonstrates the loyalty of our core customer base. Through our strong operational execution, accompanied by favorable transportation cost tailwinds, we also continued to improve on our key profitability metrics in the quarter, highlighted by our gross margin expansion and net income growth. We are pleased with this strong start to the year, and are consistently evaluating additional brand marketing and incremental distribution opportunities in an effort to build on this high bar of success throughout 2024.”

First Quarter 2024 Results

Net sales were $44.6 million for the first quarter ended March 31, 2024, an increase of $6.7 million or 17.8% from the same period in 2023. The net sales increase was primarily driven by higher volumes of our branded drinkable kefir.

Gross profit as a percentage of net sales increased to 25.8% for the first quarter ended March 31, 2024 from 21.7% during the same period in 2023. The 410-basis point increase versus the prior year was primarily due to the higher volumes of Lifeway branded products, and to a lesser extent a favorable impact of transportation costs.

Selling, general and administrative expenses as a percentage of net sales were 17.6% for the first quarter ended March 31, 2024 and 2023, respectively.

The Company reported net income of $2.4 million or $0.17 per basic and $0.16 per diluted common share for the first quarter ended March 31, 2024 compared to net income of $0.8 million or $0.06 per basic and diluted common share during the same period in 2023.

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Conference Call and Webcast

A pre-recorded conference call and webcast with Julie Smolyansky discussing these results with additional comments and details is available through the “Investor Relations” section of the Company’s website at https://lifewaykefir.com/webinars-reports/ and will also be available for replay.

About Lifeway Foods, Inc.

Lifeway Foods, Inc., which has been recognized as one of Forbes' Best Small Companies, is America's leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces a variety of cheeses and a ProBugs line for kids. Lifeway's tart and tangy fermented dairy products are now sold across the United States, Mexico, Ireland and France. Learn how Lifeway is good for more than just you at lifewayfoods.com.

Forward-Looking Statements

This release (and oral statements made regarding the subjects of this release) contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, future operating and financial performance, product development, market position, business strategy and objectives. These statements use words, and variations of words, such as "continue," "build," "future," "increase," "drive," "believe," "look," "ahead," "confident," "deliver," "outlook," "expect," and "predict." Other examples of forward-looking statements may include, but are not limited to, (i) statements of Company plans and objectives, including the introduction of new products, or estimates or predictions of actions by customers or suppliers, (ii) statements of future economic performance, and (III) statements of assumptions underlying other statements and statements about Lifeway or its business. You are cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and thus are inherently subject to uncertainty. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from Lifeway's expectations and projections. These risks, uncertainties, and other factors include: price competition; the decisions of customers or consumers; the actions of competitors; changes in the pricing of commodities; the effects of government regulation; possible delays in the introduction of new products; and customer acceptance of products and services. A further list and description of these risks, uncertainties, and other factors can be found in Lifeway's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and the Company's subsequent filings with the SEC. Copies of these filings are available online at https://www.sec.gov, http://lifewaykefir.com/investor-relations/, or on request from Lifeway. Information in this release is as of the dates and time periods indicated herein, and Lifeway does not undertake to update any of the information contained in these materials, except as required by law. Accordingly, YOU SHOULD NOT RELY ON THE ACCURACY OF ANY OF THE STATEMENTS OR OTHER INFORMATION CONTAINED IN ANY ARCHIVED PRESS RELEASE.

Media:
Derek Miller
Vice President of Communications, Lifeway Foods
Email: derekm@lifeway.net

General inquiries:
Lifeway Foods, Inc.
Phone: 847-967-1010
Email: info@lifeway.net

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2024 and 2023

(In thousands)

	March 31, 2024	December 31,
	(Unaudited)	2023
Current assets
Cash and cash equivalents	$12,025	$13,198
Accounts receivable, net of allowance for credit losses and discounts & allowances of $1,640 and $1,270 at March 31, 2024 and December 31, 2023 respectively	15,064	13,875
Inventories, net	8,130	9,104
Prepaid expenses and other current assets	1,988	2,019
Refundable income taxes	378	–
Total current assets	37,585	38,196

Property, plant and equipment, net	24,627	22,764
Operating lease right-of-use asset	172	192
Goodwill	11,704	11,704
Intangible assets, net	6,763	6,898
Other assets	1,900	1,900
Total assets	$82,751	$81,654

Current liabilities
Current portion of note payable	$1,250	$1,250
Accounts payable	10,024	9,976
Accrued expenses	3,604	4,916
Accrued income taxes	–	474
Total current liabilities	14,878	16,616
Note payable	1,235	1,483
Operating lease liabilities	102	118
Deferred income taxes, net	3,001	3,001
Total liabilities	19,216	21,218

Commitments and contingencies (Note 9)

Stockholders’ equity
Preferred stock, no par value; 2,500 shares authorized; no shares issued or outstanding at March 31, 2024 and December 31, 2023	–	–
Common stock, no par value; 40,000 shares authorized; 17,274 shares issued; 14,691 outstanding at March 31, 2024 and December 31, 2023	6,509	6,509
Paid-in capital	5,498	4,825
Treasury stock, at cost	(16,695)	(16,695)
Retained earnings	68,223	65,797
Total stockholders' equity	63,535	60,436

Total liabilities and stockholders' equity	$82,751	$81,654

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the three months ended March 31, 2024 and 2023

(In thousands, except per share data)

	2024	2023

Net Sales	$44,634	$37,904

Cost of goods sold	32,438	29,030
Depreciation expense	661	648
Total cost of goods sold	33,099	29,678

Gross profit	11,535	8,226

Selling expense	3,700	3,519
General and administrative expense	4,136	3,135
Amortization expense	135	135
Total operating expenses	7,971	6,789

Income from operations	3,564	1,437

Other income (expense):
Interest expense	(51)	(104)
Other income (expense), net	(5)	5
Total other income (expense)	(56)	(99)

Income before provision for income taxes	3,508	1,338

Provision for income taxes	1,082	508

Net income	$2,426	$830

Net earnings per common share:
Basic	$0.17	$0.06
Diluted	$0.16	$0.06

Weighted average common shares outstanding:
Basic	14,691	14,645
Diluted	15,222	15,030

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

	Three months ended March 31,
	2024	2023
Cash flows from operating activities:
Net income	$2,426	$830
Adjustments to reconcile net income to operating cash flow:
Depreciation and amortization	796	783
Stock-based compensation	673	343
Non-cash interest expense	2	2
(Increase) decrease in operating assets:
Accounts receivable	(1,189)	(572)
Inventories	974	339
Refundable income taxes	(378)	44
Prepaid expenses and other current assets	31	377
Increase (decrease) in operating liabilities:
Accounts payable	(6)	1,046
Accrued expenses	(1,309)	(581)
Accrued income taxes	(474)	416
Net cash provided by operating activities	1,546	3,027

Cash flows from investing activities:
Purchases of property and equipment	(2,469)	(1,762)
Net cash used in investing activities	(2,469)	(1,762)

Cash flows from financing activities:
Repayment of note payable	(250)	(500)
Net cash used in financing activities	(250)	(500)

Net (decrease) increase in cash and cash equivalents	(1,173)	765

Cash and cash equivalents at the beginning of the period	13,198	4,444

Cash and cash equivalents at the end of the period	$12,025	$5,209

Supplemental cash flow information:
Cash paid for income taxes, net of (refunds)	$1,934	$47
Cash paid for interest	$50	$130

Non-cash investing activities
Accrued purchase of property and equipment	$192	$122
Right-of-use assets obtained in exchange for lease obligations	$–	$19

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